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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel

Karen Chan †             Martin Rogers †

Yang Chu †                 Patrick S. Sinclair*

James C. Lin*             Miranda So*

Gerhard Radtke*        James Wadham†

Hong Kong Solicitors
* Also Admitted in New York
† Also Admitted in England and Wales

December 31, 2020

Re:	Provident Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filled on December 31, 2020 (File No. 333-251571) CIK No. 0001830531

Mr. Kevin Dougherty

Ms. Loan Lauren Nguyen
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.7
Washington, DC 20549-3628

Dear Mr. Dougherty,

On behalf of our client, Provident Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated December 30, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is filing with the Commission the Amendment No. 1 to the Registration Statement (the “Revised Registration Statement”) together with this response letter. The Revised Registration Statement contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Revised Registration Statement where the revised language addressing a particular comment appears.

Subject to marketing conditions, the Company currently plans to launch the roadshow on January 6, 2021 and plans to request that the effectiveness of the Registration Statement on Form S-1, as amended (File No. 333-251571) be accelerated to and that the Form S-1 Registration Statement

Mr. Kevin Dougherty Division of Corporation Finance U.S. Securities and Exchange Commission	2	December 31, 2020

become effective at 4:00 p.m., Eastern Time, on January 7, 2021, or as soon thereafter as practicable.

Form S-1 filed December 22, 2020

Exhibits

1.   We note your risk factor disclosure on page 68 discloses that your warrant agreement has an exclusive forum clause which shall be applicable to any action, proceeding or claim against you arising out of or relating in any way to the warrant agreement, including under the Securities Act, but that such provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act. Please ensure that the forum selection provision in Section 9.3 of your Form of Warrant Agreement filed as Exhibit 4.4 states this clearly.

Response: In response to the Staff’s comment, the Company revised Section 9.3 of Form of Warrant Agreement filed as Exhibit 4.4.

Please do not hesitate to contact me at (852) 2533-3368 or james.lin@davispolk.com or Derek J. Dostal at (212) 450-4322 or derek.dostal@davispolk.com, if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours, /s/ James C. Lin James C. Lin

cc:	Via E-mail Michael Aw, Chief Executive Officer Provident Acquisition Corp.

Joel L. Rubinstein, Esq.

Jessica Zhou, Esq.
White & Case LLP